Exhibit 99.1

Pan American Silver to announce unaudited 2016 third quarter results on November 14

VANCOUVER, Oct. 3, 2016 /CNW/ - Pan American Silver Corp. (the "Company") (NASDAQ: PAAS) (TSX: PAA) will announce its unaudited 2016 third quarter results on Monday, November 14, after market close. A conference call and webcast to discuss the results will be held on Tuesday, November 15 at 10:00 am ET (7:00 am PT). To participate in the conference call, please dial: 604-638-5340.

The live audio webcast can be accessed 15 minutes prior to the call at: https://meet.panamericansilver.com/ir/JYNYKT7N
A replay of the webcast will also be available online shortly after the call on the Company's website at: www.panamericansilver.com/Investors/Events

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ (PAAS) and the Toronto Stock Exchange (PAA).

For more information, visit: www.panamericansilver.com

SOURCE Pan American Silver Corp.

%CIK: 0000771992

For further information: Kettina Cordero, Manager, Investor Relations, (604) 684-1175, ir@panamericansilver.com, www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 17:30e 03-OCT-16